UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

(8610) 6861-3000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

Press Releases

On February 4, 2013, the registrant announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2012. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This report on 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, the continuing global financial and credit markets crisis and its potential impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the registrant’s quarterly operating results, the registrant’s historical and possible future losses and limited operating history, and the registrant’s reliance on its online game Tian Long Ba Bu as a major revenue source. Further information regarding these and other risks is included in the registrant’s Annual Report on Form 20-F filed on February 28, 2012, and other filings with the Securities and Exchange Commission.

Exhibits.

99.1	Press release regarding financial results for the fourth quarter and fiscal year ended December 31, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Alex Ho
Alex Ho, Chief Financial Officer

Date: February 5, 2013

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release regarding financial results for the fourth quarter and fiscal ended December 31, 2012.

Exhibit 99.1

Changyou Reports Fourth Quarter 2012 and Fiscal Year 2012 Unaudited Financial Results

Company Achieves Record Total Revenues for the Fourth Quarter and Full Year

Company Achieves Record Non-GAAP Net Income for the Full Year

Beijing, China, February 4, 2013 – Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2012.

Fourth Quarter 2012 Highlights

•	Total revenues reached a record US$173.5 million, an increase of 5% quarter-over-quarter and 26% year-over-year, exceeding the high end of the Company’s guidance by US$3.5 million.

•	Online game revenues reached a record US$158.9 million, an increase of 5% quarter-over-quarter and 29% year-over-year, exceeding the high end of the Company’s guidance by US$3.9 million.

•

Net income attributable to Changyou.com Limited reached a record US$75.2 million, or US$1.41 per fully diluted ADS[1]. Net income attributable to Changyou.com Limited increased 3% quarter-over-quarter and 17% year-over-year.

•

Non-GAAP[2] net income attributable to Changyou.com Limited was US$75.8 million, or US$1.42 per fully diluted ADS. Non-GAAP net income attributable to Changyou.com Limited was flat quarter-over-quarter and increased 7% year-over-year, exceeding the high end of the Company’s guidance by US$4.8 million.

Fiscal Year 2012 Highlights

•	Total revenues reached a record US$623.4 million, an increase of 29% year-over-year.

•	Online game revenues reached a record US$574.7 million, an increase of 32% year-over-year.

•	Online advertising revenues reached a record US$42.5 million, an increase of 11% year-over-year.

•	Net income attributable to Changyou.com Limited reached a record US$282.4 million, or US$5.29 per fully diluted ADS. Net income attributable to Changyou.com Limited increased 15% year-over-year.

•

Non-GAAP net income attributable to Changyou.com Limited reached a record US$290.5 million, or US$5.43 per fully diluted ADS. Non-GAAP net income attributable to Changyou.com Limited increased 13% year-over-year.

[1]	Each American depositary share (“ADS”) represents two Class A ordinary shares.
[2]	Beginning in the fourth quarter of 2011, the Company revised its non-GAAP reporting methodology to exclude goodwill impairment, impairment of intangibles via acquisitions of businesses and related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, in addition to its historical practice of excluding share-based compensation expense from non-GAAP results. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

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Mr. Tao Wang, Changyou’s chief executive officer, commented, “Long ago, we started creating a corporate culture that focuses entirely on developing games based on gamer preferences and consistently following through on such demand with each new game and expansion pack that we release. Our success in this can be seen not only in the thriving roster of games that we have launched, such as our flagship MMO game TLBB, and our popular web games DDTank and Wartune, but also in the record-breaking financial results that we continue to produce. In the year ahead, through growing our portfolio of MMO, web, and mobile games, and enhancing our game-related news and advertising services, we will take advantage of emerging opportunities and build on our leading position in the market.”

Mr. Dewen Chen, Changyou’s president, continued, “17173.com continues to be the portal of choice for online game advertising. Fourth quarter online advertising revenues met our expectations and we continue to expect solid demand from our advertisers in the year ahead. As part of our ongoing commitment to extend 17173’s media influence and user reach, a key focus in the fourth quarter was to expand new coverage and enhance the news content on our site, as well as our recently launched news channels for web games and mobile games. Longer term, we are dedicated to reinforcing 17173’s leading position in online game news media and raising the bar on the standards of services we provide to gamers and advertisers.”

Mr. Alex Ho, Changyou’s chief financial officer, added, “A strong fourth quarter helped to make 2012 another record-breaking year, in terms of total revenues and non-GAAP net income. With the strong cash inflow generated from our businesses, we have been able to make important ongoing investments in our products and in talent. We look forward to a return on these investments that we believe will enhance shareholder value over the long term.”

Fourth Quarter 2012 Operational Results

The Company’s operational results for the fourth quarter of 2012, which exclude those of 7Road’s games, were as follows:

•	Aggregate registered accounts for the Company’s games[3] increased 11% quarter-over-quarter and 41% year-over-year to 248.1 million.

•	Aggregate peak concurrent users for the Company’s games increased 1% quarter-over-quarter and decreased 6% year-over-year to 1.10 million.

•

Aggregate active paying accounts for the Company’s games decreased 9% quarter-over-quarter and 31% year-over-year to 2.20 million. The quarter-over-quarter and year-over-year decreases reflected a decline in the number of low-spending active paying accounts that did not make a purchase in the fourth quarter of 2012 as the Company continued the strategy of the previous two quarters of giving away virtual items and reducing in-game promotions in TLBB.

•

Average revenue per active paying account for the Company’s games increased 11% quarter-over-quarter and 60% year-over-year to RMB353. The quarter-over-quarter and year-over-year increases were mainly due to the decline in TLBB’s low-spending active paying accounts and TLBB’s advanced-level players increasing their spending in the fourth quarter of 2012.

[3]	Excludes 7Road’s games and comprises the following games operated in China: Tian Long Ba Bu (“TLBB”), Duke of Mount Deer (“DMD”), Blade Online, Blade Hero 2, Tao Yuan, Da Hua Shui Hu, Zhong Hua Ying Xiong, Immortal Faith, and Legend of Ancient World.

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7Road’s operational results for the fourth quarter of 2012 were as follows:

•

Aggregate active accounts[4] for 7Road’s games[5] were 55.3 million, a decrease of 17% quarter-over-quarter and an increase of 32% year-over-year. The quarter-over-quarter decrease in active accounts was mainly due to a seasonal slowdown typical for web games in the fourth quarter as these games tend to have a higher concentration of student players. The year-over-year increase in active accounts was mainly due to new gamers on third-party web platforms playing Wartune (also known as Shen Qu) in 2012.

•

Aggregate active charging accounts[6] for 7Road’s games were 1.68 million, an increase of 1% quarter-over-quarter and 2% year-over-year. The increases in active charging accounts resulted primarily from an increase in the number of active charging accounts for Wartune in the fourth quarter of 2012, which was offset in part by a decrease in active charging accounts for DDTank, which is a game that has entered into a relatively mature phase.

•

Average revenue recognized per active charging account[7] (“ARCA”) for 7Road’s games was RMB120, an increase of 20% quarter-over-quarter and 216% year-over-year. The increases were primarily because Wartune generated a higher ARCA than DDTank, and because DDTank’s ARCA increased following the release of new updates to the game in the fourth quarter of 2012 that added more virtual items and paying game features.

Fourth Quarter 2012 Unaudited Financial Results

Revenues

Total revenues for the fourth quarter of 2012 increased 5% quarter-over-quarter and 26% year-over-year to US$173.5 million, and exceeded the high end of the Company’s guidance by US$3.5 million.

Online game revenues, which include revenues from Changyou’s game operations and overseas licensing revenues and revenues from 7Road, increased 5% quarter-over-quarter and 29% year-over-year to US$158.9 million, and exceeded the high end of the Company’s guidance by US$3.9 million. The quarter-over-quarter and year-over-year increases were mainly due to the growth momentum of TLBB and Wartune in the fourth quarter of 2012.

Online advertising revenues, which consist of revenues generated from the 17173 business, decreased 2% quarter-over-quarter and increased 1% year-over-year to US$12.5 million, and met the Company’s guidance. The quarter-over-quarter decrease was mainly due to lower advertising spending in the fourth quarter of 2012 due to game companies pushing forward their new game launches to the third quarter. The year-over-year increase was mainly due to higher advertising prices in 2012, which were offset in part by lower advertising spending in the fourth quarter of 2012 due to game companies pushing forward their new game launches to the third quarter.

Other revenues, which consist of cinema advertising revenues, increased 8% quarter-over-quarter and 6% year-over-year to US$2.1 million. The quarter-over-quarter increase and year-over-year increase were mainly due to higher utilization rates of cinema advertising resources in the fourth quarter of 2012.

[4]	Active accounts are defined as registered accounts that were logged in at least once during the period.
[5]	Comprises 7Road’s web games: DDTank and Wartune (also known as Shen Qu).
[6]	Active charging accounts are defined as the number of active accounts that purchased virtual currency for use in the game during the period.
[7]	Average revenue recognized per active charging accounts is defined as net revenues recognized by 7Road for the period divided by the number of active charging accounts for the same period.

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Gross profit

Both gross profit and non-GAAP gross profit increased 8% quarter-over-quarter and 24% year-over-year to US$145.0 million. Both gross margin and non-GAAP gross margin were 84%, compared with 81% in the third quarter of 2012 and 85% in the fourth quarter of 2011.

Both gross profit and non-GAAP gross profit of the online games business increased 5% quarter-over-quarter and 28% year-over-year to US$136.8 million. Both gross margin and non-GAAP gross margin of the online games business were 86%, compared with 86% in the third quarter of 2012 and 87% in the fourth quarter of 2011.

Both gross profit and non-GAAP gross profit of the online advertising business decreased 5% quarter-over-quarter and 8% year-over-year to US$10.5 million. Gross margin of the online advertising business was 84%, compared with 87% in the third quarter of 2012 and 91% in the fourth quarter of 2011. Non-GAAP gross margin of the online advertising business was 84%, compared with 87% in the third quarter of 2012 and 92% in the fourth quarter of 2011. The quarter-over-quarter decreases in gross margin and non-GAAP gross margin for the online advertising business were mainly due to increased salary and benefits expenses due to the hiring of more editors in the fourth quarter of 2012. The year-over-year decreases in gross margin and non-GAAP gross margin for the online advertising business were mainly due to higher bandwidth cost and increased salary and benefits expenses due to the hiring of more editors in 2012.

Gross loss and non-GAAP gross loss of other business were US$2.3 million compared with US$6.3 million in the third quarter of 2012 and US$1.6 million in the fourth quarter of 2011. The smaller gross loss and non-GAAP gross loss of other business compared with the third quarter of 2012 were mainly because there was an impairment provision for the advertising resources at cinema circuits of US$4.0 million in the third quarter of 2012, but no such impairment provision in the fourth quarter of 2012. The greater gross loss and non-GAAP gross loss of other business compared with same quarter last year were mainly due to an increase in the costs of cinema advertising resources in 2012.

Operating expenses

Total operating expenses were US$51.0 million, an increase of 20% quarter-over-quarter and 17% year-over-year. Total operating expenses in the fourth quarter of 2011 included US$5.4 million of goodwill impairment and impairment of intangibles via acquisitions of businesses. There were no such impairment charges in the fourth quarter of 2012.

Product development expenses were US$21.6 million, an increase of 19% quarter-over-quarter and 35% year-over-year. The quarter-over-quarter increases were mainly due to higher expenses related to licensed games and an increase in salary and benefits expense after the Company hired more game engineers in the fourth quarter of 2012. The year-over-year increase in product development expenses was mainly due to an increase in salary and benefits expense after the Company hired more game engineers throughout the year 2012.

Sales and marketing expenses were US$19.8 million, an increase of 21% quarter-over-quarter and 59% year-over-year. The quarter-over-quarter increase in sales and marketing expenses was mainly due to higher advertising spending for the promotion of TLBB’s major expansion pack and new games in the fourth quarter of 2012. The year-over-year increase in sales and marketing expenses was mainly due to higher advertising spending for the promotion of TLBB’s major expansion pack and new games, plus an increase in headcount and related salary and benefits expenses in the fourth quarter of 2012.

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General and administrative expenses were US$9.5 million, an increase of 22% quarter-over-quarter and a decrease of 3% year-over-year. The quarter-over-quarter increase was mainly due to an increase in headcount and related salary and benefits expenses in the fourth quarter of 2012. The year-over-year decrease was mainly because bad debt expenses related to the cinema advertising business in the fourth quarter of 2011 was greater than the year-over-year increase in salary and benefits expenses in the fourth quarter of 2012.

Operating profit

Operating profit increased 2% quarter-over-quarter and 29% year-over-year to US$94.0 million. Operating margin was 54%, compared with 56% in the third quarter of 2012 and 53% in the fourth quarter of 2011.

Non-GAAP operating profit increased 2% quarter-over-quarter and 19% year-over-year to US$94.6 million. Non-GAAP operating margin was 55%, compared with 56% in the third quarter of 2012 and 58% in the fourth quarter of 2011.

Net income

Net income increased 3% quarter-over-quarter and 22% year-over-year to US$79.7 million. Net margin was 46%, compared with 47% in the third quarter of 2012 and 48% in the fourth quarter of 2011.

Non-GAAP net income was flat quarter-over-quarter and increased 11% year-over-year to US$80.3 million. Non-GAAP net margin was 46%, compared with 49% in the third quarter of 2012 and 52% in the fourth quarter of 2011.

Net income attributable to mezzanine classified non-controlling interests

Net income attributable to mezzanine classified non-controlling interests and non-GAAP net income attributable to mezzanine classified non-controlling interests were flat quarter-over-quarter and increased 307% year-over-year to US$4.5 million.

The year-over-year increase in net income attributable to mezzanine classified non-controlling interests of US$3.4 million was mainly because, beginning in the third quarter of 2012, Changyou increased the estimated redemption value of the mezzanine classified non-controlling interests in 7Road. Changyou increased the estimated redemption value because judging from 7Road’s performance in the first three quarters of 2012, Changyou estimated that 7Road would likely exceed the original estimate of its performance for years 2012 and 2013, which will be the basis used to determine the exercise price of the put option that gives the non-controlling shareholders the right to put their shares to Changyou at a pre-determined price if 7Road achieves specified performance milestones before the expiry of the put option and certain circumstances occur. Please refer to the section “Notes to Financial Information”, for further details of the put option. The increase in the redemption value was recognized prospectively over the period from the date of the change in estimate to the earliest exercise date of the put right as an increase in net income attributable to mezzanine classified non-controlling interests.

Net income attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited increased 3% quarter-over-quarter and 17% year-over-year to US$75.2 million. Fully diluted earnings per ADS attributable to Changyou.com Limited were US$1.41, up from US$1.37 in the third quarter of 2012 and US$1.21 in the fourth quarter of 2011. Net margin attributable to Changyou.com Limited was 43%, compared with 44% in the third quarter of 2012 and 47% in the fourth quarter of 2011.

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Non-GAAP net income attributable to Changyou.com Limited was flat quarter-over-quarter and increased 7% year-over-year to US$75.8 million. Non-GAAP fully diluted earnings per ADS attributable to Changyou.com Limited were US$1.42, compared with US$1.42 in the third quarter of 2012 and US$1.33 in the fourth quarter of 2011. Non-GAAP net margin attributable to Changyou.com Limited was 44%, compared with 46% in the third quarter of 2012 and 52% in the fourth quarter of 2011.

Liquidity

As of December 31, 2012, Changyou had a combined balance of cash and cash equivalents and short-term investments of US$418.4 million, which increased from US$340.6 million as of September 30, 2012. Operating cash flow for the fourth quarter of 2012 was a net inflow of US$100.9 million.

As of December 31, 2012, Changyou had short-term and long-term bank loans of US$239.4 million and current and non-current restricted time deposits of US$246.6 million, compared with short-term and long-term bank loans of US$222.4 million and current and non-current restricted time deposits of US$225.5 million as of September 30, 2012. These bank loans and restricted time deposits are mainly related to bridge loans from offshore banks that the Company obtained in the third quarter of 2012 in order to expedite the payment of the special cash dividend that the Company made to the Company’s shareholders in the same quarter. The offshore bridge loans were secured with an equivalent or higher amount of Renminbi-denominated onshore bank deposits by the Company’s subsidiaries in China.

Fiscal Year 2012 Unaudited Financial Results

Revenues

Total revenues in 2012 increased to US$623.4 million, up 29% year-over-year from 2011.

Online game revenues increased to US$574.7 million, up 32% year-over-year from 2011. The increase was mainly due to the growth momentum of TLBB and Wartune in China in 2012 and a full year’s contribution of revenues from 7Road, which was consolidated into the Company’s financials commencing June 1, 2011.

Online advertising revenues, which consist of revenues generated from the 17173 business, increased to US$42.5 million, up 11% year-over-year from 2011. The increase was mainly due to higher advertising prices in 2012 and higher utilization rates of our advertising resources starting in the second half of 2012.

Other revenues, which consists of cinema advertising revenues, were US$6.3 million decreasing 42% year-over-year from 2011. The decrease was mainly due to the streamlining of the cinema advertising business in 2012.

Gross profit

Gross profit increased to US$518.9 million, up 24% from 2011. Non-GAAP gross profit increased to US$519.2 million, up 24% from 2011. Both gross margin and non-GAAP gross margin were 83%, compared with 86% in 2011.

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Gross profit of the online games business increased to US$496.7 million, up 29% from 2011. Non-GAAP gross profit of the online games business increased to US$497.0 million, up 29% from 2011. Both gross margin and non-GAAP gross margin of the online games business were 86%, compared with 89% in 2011. The decline in gross margin was mainly due to higher salary and benefit expenses related to the hiring of more game operation staff, higher bandwidth costs incurred for Wartune and higher expenses related to licensed games in 2012.

Gross profit of the online advertising business increased to US$36.0 million, up 5% from 2011. Non-GAAP gross profit of the online advertising business increased to US$36.1 million, up 5% from 2011. Both gross margin and non-GAAP gross margin of the online advertising business were 85%, compared with 90% in 2011. The decline in gross margin was mainly due to higher bandwidth cost and increased salary and benefits expenses due to the hiring of more editors in 2012.

Both gross loss and non-GAAP gross loss of other business was US$13.8 million, compared with US$2.9 million in 2011. The greater gross loss and non-GAAP gross loss of other business was mainly because there was an impairment provision for the advertising resources at cinema circuits of US$4.0 million in 2012 and an increase in the costs of cinema advertising resources in 2012.

Operating expenses

Total operating expenses were US$170.8 million, up 24% from 2011. Total operating expenses in 2012 included US$2.9 million of impairment of intangibles via acquisitions of businesses. Total operating expenses in 2011 included goodwill impairment and impairment of intangibles via acquisitions of businesses of US$5.4 million for the cinema advertising business.

Product development expenses were US$73.8 million, up 41% from 2011. The increase in product development expenses was mainly due to an increase in salary and benefits expense after the Company hired more game engineers in 2012 and a full year’s contribution of product development expenses from 7Road, which was consolidated into the Company’s financials commencing June 1, 2011.

Sales and marketing expenses were US$60.6 million, up 22% from 2011. The increase in sales and marketing expenses was mainly due to higher advertising spending in 2012.

General and administrative expenses were US$33.5 million, up 13% from 2011. The increase in general and administrative expenses was mainly due to an increase in headcount and related salary and benefits expense in 2012 and a full year’s contribution of general and administrative expenses from 7Road, which was consolidated into the Company’s financials commencing June 1, 2011.

Operating profit

Operating profit was US$348.1 million, up 24% from 2011. Operating margin was 56%, compared with 58% in 2011.

Non-GAAP operating profit was US$354.7 million, up 22% from 2011. Non-GAAP operating margin was 57%, compared with 60% in 2011.

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Net income

Net income increased to US$293.6 million, up 18% from 2011. Net margin was 47%, compared with 51% in 2011.

Non-GAAP net income increased to US$301.7 million, up 16% from 2011. Net margin was 48%, compared with 54% in 2011.

Net income attributable to mezzanine classified non-controlling interests

Net income attributable to mezzanine classified non-controlling interests and non-GAAP net income attributable to mezzanine classified non-controlling interests increased 338% year-over-year to US$11.2 million.

The increase in net income attributable to mezzanine classified non-controlling interests was mainly because, beginning in the third quarter of 2012, Changyou increased the estimated redemption value of the mezzanine classified non-controlling interests in 7Road. Changyou increased the estimated redemption value because judging from 7Road’s performance in the first three quarters of 2012, Changyou estimated that 7Road would likely exceed the original estimate of its performance for the years 2012 and 2013, which will be the basis used to determine the exercise price of the put option that gives the non-controlling shareholders the right to put their shares to Changyou at a pre-determined price if 7Road achieves specified performance milestones before the expiry of the put option and certain circumstances occur. Please refer to the section “Notes to Financial Information”, for further details of the put option. The increase in the redemption value was recognized prospectively over the period from the date of the change in estimate to the earliest exercise date of the put right as an increase in net income attributable to mezzanine classified non-controlling interests.

Net income attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited was US$282.4 million, up 15% from 2011. Fully diluted earnings per ADS attributable to Changyou.com Limited were US$5.29, up from US$4.61 in 2011. Net margin attributable to Changyou.com Limited was 45%, compared with 51% in 2011.

Non-GAAP net income attributable to Changyou.com Limited was US$290.5 million, up 13% from 2011. Non-GAAP fully diluted earnings per ADS attributable to Changyou.com Limited were US$5.43, up from US$4.81 in 2011. Non-GAAP net margin attributable to Changyou.com Limited was 47%, compared with 53% in 2011.

Business Outlook

For the first quarter of 2013, Changyou expects:

•

Total revenues to be between US$168.0 million and US$174.0 million, including online game revenues of US$160.0 million to US$165.0 million and online advertising revenues of US$6.0 million to US$7.0 million.

•	Non-GAAP net income attributable to Changyou.com Limited to be between US$74.0 million and US$77.0 million.

•	Non-GAAP fully diluted earnings per ADS attributable to Changyou.com Limited to be between US$1.38 and US$1.44.

•

Assuming no new grants of share-based awards, share-based compensation expense to be between US$0.5 million and US$1.0 million, reducing fully diluted earnings per ADS attributable to Changyou.com Limited by US$0.01 to US$0.02.

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Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Beginning in the fourth quarter of 2011, the Company revised its non-GAAP reporting methodology to exclude goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, in addition to its historical practice of excluding share-based compensation expense from non-GAAP results.

Changyou’s management believes that excluding share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions does not involve subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, and goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

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Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Mezzanine equity consists of non-controlling interests in 7Road and a put option that gives the non-controlling shareholders the right to put their shares to Changyou at a pre-determined price if 7Road achieves specified performance milestones before the expiry of the put option and 7Road does not complete an initial public offering on NASDAQ, the New York Stock Exchange or The Stock Exchange of Hong Kong. The put option will expire in 2014. Non-controlling interests of 7Road and the put option are classified as mezzanine equity in Changyou’s consolidated balance sheets, as redemption of the non-controlling interests is not solely within the control of Changyou.

In accordance with ASC subtopic 480-10, Changyou accretes the balance of non-controlling interests to its redemption value over the period from the date of the 7Road acquisition to the earliest exercise date of the put right. Any subsequent changes in the redemption value are considered to be changes in accounting estimates and are also recognized over the same period as net income attributable to mezzanine classified non-controlling interests.

In the third quarter of 2012, Changyou estimated that based on 7Road’s performance in the first three quarters of 2012, 7Road will likely exceed its originally estimated performance for year 2012 and 2013, which will be the basis to determine the exercise price of the put option. As a result, the Company has increased the estimated redemption value of the mezzanine classified non-controlling interests in 7Road. The increase in the redemption value was recognized prospectively over the period from the date of the change in estimate to the earliest exercise date of the put right as an increase in net income attributable to mezzanine classified non-controlling interests.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the continuing global financial and credit markets crisis and its potential impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in Changyou’s quarterly operating results, Changyou’s historical and possible future losses and limited operating history, and the Company’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 28, 2012, and other filings with the Securities and Exchange Commission.

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Conference Call Information

Changyou’s management team will host an earnings conference call today at 7 a.m. U.S. Eastern Time, February 4, 2013 (8 p.m. Beijing/Hong Kong, February 4, 2013).

The dial-in details for the live conference call are:

US:	+1-866-519-4004
Hong Kong:	+852-2475-0994
International:	+1-718-354-1231
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 10:00 a.m. U.S. Eastern Time on February 4, 2013 through February 11, 2013. The dial-in details for the telephone replay are:

International:	+1-855-452-5696
Passcode:	86638764

The live webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s website at http://ir.changyou.com/.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of online games that includes Tian Long Ba Bu, one of the most popular massively multi-player online (“MMO”) games in China, and DDTank and Wartune (also known as Shen Qu), which are two popular web games in China. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

For investor and media inquiries, please contact:

In China:

Ms. Angie Chang

Investor Relations

Changyou.com Limited

Tel:         +86 (10) 6861-3688

E-mail:    ir@cyou-inc.com

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In the United States:

Mr. Jeff Bloker

Christensen

Tel:         +1 (480) 614-3003

E-mail:    jbloker@ChristensenIR.com

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2012	Sep. 30, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011

Revenues:
Online game	$158,942	$151,093	$123,252	$574,653	$435,512
Online advertising	12,503	12,756	12,413	42,525	38,211
Others	2,096	1,933	1,986	6,251	10,853

Total revenues	173,541	165,782	137,651	623,429	484,576

Cost of revenues:
Online game (includes share-based compensation expense of $45, $62, $29, $239 and $102 respectively)	22,165	21,067	16,341	77,941	49,837
Online advertising (includes share-based compensation expense of $16, $16, $31, $67 and $128 respectively)	2,053	1,722	1,069	6,535	3,892
Others	4,359	8,197	3,589	20,046	13,783

Total cost of revenues	28,577	30,986	20,999	104,522	67,512

Gross profit	144,964	134,796	116,652	518,907	417,064

Operating expenses:
Product development (includes share-based compensation expense of $310, $391, $640, $1,854 and $2,399, respectively)	21,614	18,119	15,978	73,755	52,238
Sales and marketing (includes share-based compensation expense of $36, $89, $217, $326 and $960 respectively)	19,844	16,442	12,453	60,639	49,893
General and administrative (includes share-based compensation expense of $233, $235, $546, $1,183 and $2,528 respectively)	9,518	7,822	9,852	33,514	29,684
Goodwill impairment and impairment of acquired intangibles via acquisition of businesses (a)	0	0	5,420	2,906	5,420

Total operating expenses	50,976	42,383	43,703	170,814	137,235

Operating profit	93,988	92,413	72,949	348,093	279,829

Interest income	3,020	3,604	4,338	13,639	11,926
Foreign currency exchange (loss)/gain	(382)	548	(129)	(558)	(618)
Other income / (expense)	738	(1,787)	248	(173)	457

Income before income tax expense	97,364	94,778	77,406	361,001	291,594
Income tax expense	(17,711)	(17,354)	(11,970)	(67,405)	(43,580)

Net income	79,653	77,424	65,436	293,596	248,014
Less: Net income attributable to mezzanine classified non-controlling interests	4,495	4,495	1,105	11,196	2,558

Net income attributable to Changyou.com Limited	$75,158	$72,929	$64,331	$282,400	$245,456

Basic net income per ADS attributable to Changyou.com Limited	$1.42	$1.38	$1.23	$5.35	$4.68

ADSs used in computing basic net income per ADS attributable to Changyou.com Limited	52,881	52,862	52,510	52,828	52,427

Diluted net income per ADS attributable to Changyou.com Limited	$1.41	$1.37	$1.21	$5.29	$4.61

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,443	53,405	53,317	53,396	53,300

Note:

(a)	Goodwill impairment and impairment of intangibles via acquisitions of businesses of US$5.4 million for the three months ended December 31, 2011 and for the twelve months ended December 31, 2011 were related to the cinema advertising business. There was US$2.9 million of impairment of intangibles via acquisitions of businesses for the twelve months ended December 31, 2012.

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Dec. 31, 2012	As of Dec. 31, 2011

ASSETS
Current assets:
Cash and cash equivalents	$366,639	$330,411
Accounts receivable, net	23,364	11,326
Short-term investments	51,720	17,560
Restricted time deposits	116,140	0
Prepaid and other current assets	29,540	11,610

Total current assets	587,403	370,907

Non-current assets:
Fixed assets, net	64,828	68,394
Goodwill	134,921	134,616
Intangible assets, net	54,249	48,441
Restricted time deposits	130,459	0
Equity investments	850	350
Deferred tax assets	5,000	3,605
Other assets, net	136,803	126,760

Total non-current assets	527,110	382,166

TOTAL ASSETS	$1,114,513	$753,073

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$43,659	$51,900
Accounts payable and accrued liabilities	111,596	69,438
Short-term bank loans	113,000	0
Tax payables	17,825	13,189
Deferred tax liabilities	11,878	0
Due to Sohu	0	20,969

Total current liabilities	297,958	155,496

Long-term liabilities:
Long-term bank loans	126,353	0
Long-term deferred tax liabilities	7,824	5,146
Long-term contingent consideration	0	16,704
Long-term accounts payable	12,683	3,612

Total long-term liabilities	146,860	25,462

Total liabilities	444,818	180,958
MEZZANINE EQUITY
Total mezzanine equity	61,810	57,254
SHAREHOLDERS’ EQUITY
Total shareholders’ equity	607,885	514,861

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$1,114,513	$753,073

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Dec. 31, 2012
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Impairment of intangibles via acquisitions of businesses and the related tax impact (b)(c)	Fair value change in contingent liabilities (b)(d)	Non-GAAP
Online game gross profit	$136,777	45	0	0	136,822
Online advertising gross profit	10,450	16	0	0	10,466
Other gross loss	(2,263)	0	0	0	(2,263)

Gross profit	$144,964	61	0	0	145,025

Gross margin	84%				84%

Operating profit	$93,988	640	0	0	94,628

Operating margin	54%				55%

Net income	$79,653	640	0	0	80,293

Net income attributable to Changyou.com Limited	$75,158	640	0	0	75,798

Net margin attributable to Changyou.com Limited	43%				44%

Diluted net income per ADS attributable to Changyou.com Limited	$1.41				1.42

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,443				53,530

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.
(b)	Beginning in the fourth quarter of 2011, the Company revised its non-GAAP reporting methodology to exclude goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, in addition to its historical practice of excluding share-based compensation expense from non-GAAP results.
(c)	For the three months ended December 31, 2012, there was no impairment of intangibles via acquisitions of businesses and the related tax impact.
(d)	For the three months ended December 31, 2012, there was no change in the fair value of contingent liabilities.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Sep. 30, 2012
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Impairment of intangibles via acquisitions of businesses and the related tax impact (b)(c)	Fair value change in contingent liabilities (b)(d)	Non-GAAP
Online game gross profit	$130,026	62	0	0	130,088
Online advertising gross profit	11,034	16	0	0	11,050
Other gross loss	(6,264)	0	0	0	(6,264)

Gross profit	$134,796	78	0	0	134,874

Gross margin	81%				81%

Operating profit	$92,413	793	0	0	93,206

Operating margin	56%				56%

Net income	$77,424	793	0	2,195	80,412

Net income attributable to Changyou.com Limited	$72,929	793	0	2,195	75,917

Net margin attributable to Changyou.com Limited	44%				46%

Diluted net income per ADS attributable to Changyou.com Limited	$1.37				1.42

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,405				53,534

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.
(b)	Beginning in the fourth quarter of 2011, the Company revised its non-GAAP reporting methodology to exclude goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, in addition to its historical practice of excluding share-based compensation expense from non-GAAP results.
(c)	For the three months ended September 30, 2012, there was no impairment of intangibles via acquisitions of businesses and the related tax impact.
(d)	For the three months ended September 30, 2012, there was an increase in the fair value of contingent liabilities related to the 7Road acquisition of US$2.2 million due to the Company’s expectations that 7Road will exceed specified performance targets in 2012 as set out in the acquisition contract.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Dec. 31, 2011
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Impairment of intangibles via acquisitions of businesses and the related tax impact (b)(c)	Fair value change in contingent liabilities (b)(d)	Non-GAAP
Online game gross profit	$106,911	29	0	0	106,940
Online advertising gross profit	11,344	31	0	0	11,375
Other gross loss	(1,603)	0	0	0	(1,603)

Gross profit	$116,652	60	0	0	116,712

Gross margin	85%				85%

Operating profit	$72,949	1,463	5,420	0	79,832

Operating margin	53%				58%

Net income	$65,436	1,463	5,365	0	72,264

Net income attributable to Changyou.com Limited	$64,331	1,463	5,365	0	71,159

Net margin attributable to Changyou.com Limited	47%				52%

Diluted net income per ADS attributable to Changyou.com Limited	$1.21				1.33

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,317				53,537

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.
(b)	Beginning in the fourth quarter of 2011, the Company revised its non-GAAP reporting methodology to exclude goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, in addition to its historical practice of excluding share-based compensation expense from non-GAAP results.
(c)	For the three months ended December 31, 2011, there was US$5.4 million of goodwill impairment and impairment of intangibles via acquisitions of businesses that was related to the cinema advertising business.
(d)	For the three months ended December 31, 2011, there was no change in the fair value of contingent liabilities.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Twelve Months Ended Dec. 31, 2012
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Impairment of intangibles via acquisitions of businesses and the related tax impact (b)(c)	Fair value change in contingent liabilities (b)(d)	Non-GAAP
Online game gross profit	$496,712	239	0	0	496,951
Online advertising gross profit	35,990	67	0	0	36,057
Other gross loss	(13,795)	0	0	0	(13,795)

Gross profit	$518,907	306	0	0	519,213

Gross margin	83%				83%

Operating profit	$348,093	3,669	2,906	0	354,668

Operating margin	56%				57%

Net income	$293,596	3,669	2,268	2,195	301,728

Net income attributable to Changyou.com Limited	$282,400	3,669	2,268	2,195	290,532

Net margin attributable to Changyou.com Limited	45%				47%

Diluted net income per ADS attributable to Changyou.com Limited	$5.29				5.43

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,396				53,533

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.
(b)	Beginning in the fourth quarter of 2011, the Company revised its non-GAAP reporting methodology to exclude goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, in addition to its historical practice of excluding share-based compensation expense from non-GAAP results.
(c)	For the twelve months ended December 31, 2012, there were US$2.9 million of impairment of intangibles via acquisitions of businesses.
(d)	For the twelve months ended December 31, 2012, there was an increase in the fair value of contingent liabilities related to the 7Road acquisition of US$2.2 million due to the Company’s expectations that 7Road will exceed specified performance targets in 2012 as set out in the acquisition contract.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Twelve Months Ended Dec. 31, 2011
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Impairment of intangibles via acquisitions of businesses and the related tax impact (b)(c)	Fair value change in contingent liabilities (b)(d)	Non-GAAP
Online game gross profit	$385,675	102	0	0	385,777
Online advertising gross profit	34,319	128	0	0	34,447
Other gross loss	(2,930)	0	0	0	(2,930)

Gross profit	$417,064	230	0	0	417,294

Gross margin	86%				86%

Operating profit	$279,829	6,117	5,420	0	291,366

Operating margin	58%				60%

Net income	$248,014	6,117	5,365	0	259,496

Net income attributable to Changyou.com Limited	$245,456	6,117	5,365	0	256,938

Net margin attributable to Changyou.com Limited	51%				53%

Diluted net income per ADS attributable to Changyou.com Limited	$4.61				4.81

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,300				53,472

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.
(b)	Beginning in the fourth quarter of 2011, the Company revised its non-GAAP reporting methodology to exclude goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, in addition to its historical practice of excluding share-based compensation expense from non-GAAP results.
(c)	For the twelve months ended December 31, 2011, there was US$5.4 million of goodwill impairment and impairment of intangibles via acquisitions of businesses that was related to the cinema advertising business.
(d)	For the twelve months ended December 31, 2011, there was no change in the fair value of contingent liabilities.

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